July 31, 2009

By EDGAR Submission

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	OneBeacon Insurance Group, Ltd. (the “Company”) Form 10-K for the Year Ended December 31, 2008 Filed on February 27, 2009 Schedule 14A Filed on April 20, 2009 File No. 1-33128

Dear Mr. Rosenberg,

I refer to your letter dated July 10, 2009 (the “Comment Letter”).  In connection with the Company’s response, we acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Set forth below are the Company’s responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates 1. Fair Value Considerations, page 83

1.                                      You disclose that “other investments” include your investments in limited partnerships, hedge funds and private equity interests.  It is apparent that you classify your entire other investment balance of $196.6 million as Level 3 instruments under the SFAS 157 hierarchy and that these investments constitute 5.2% of your total investment portfolio and 17.0% of your shareholders’ equity.  It is also apparent that your net realized and unrealized losses for these investments are a significant component of your total net

OneBeacon Insurance Group

One Beacon Lane

Canton, MA 02021

www.onebeacon.com

realized and unrealized losses for 2008.  In addition, you disclose that you deem the net asset value of your investments in limited partnerships, hedge funds and private equity interests to be fair value, that you would adjust these values to reflect illiquidity in inactive secondary markets and that you would adjust the measured value of assets and liabilities for the effect of counterparty credit risk.  You also disclose that you did not reflect any adjustments of the net asset values of your other investment portfolio at December 31, 2008.  Please address the following comments:

•                  Please revise your disclosure to indicate the nature and magnitude of your investments in each of the limited partnerships, hedge funds and private equities categories;

•                  Please revise your disclosure to indicate how you determined that the net asset value of these investments are deemed to approximate fair value;

•                  Please revise your disclosure to provide a sensitivity analysis of reasonably likely changes in fair value; and

•                  Please reconcile for us your assertion that an active secondary market existed for these investments at December 31, 2008 yet you classify them as Level 3 in the SFAS 157 hierarchy.

Response to Comment 1:

We will comply with your requests by including additional disclosure in our future Form 10-K and 10-Q filings where appropriate, beginning with our June 30, 2009 Form 10-Q filed on July 31, 2009.  Our June 30, 2009 Form 10-Q disclosure which has been edited from the disclosure contained on pages 83 - 85 of our December 31, 2008 Form 10-K, has been included as Appendix A to this letter.

Quantitative and Qualitative Disclosures About Market Risk, page 106

2.                                      You provided a sensitivity analysis that assumed hypothetical interest rate changes of 50 or 100 basis points for your fixed maturity and convertible investments as a group.  However, credit spreads on fixed income securities are at unusual highs and do not necessarily increase or decrease by similar amounts for different classes of securities.  Please revise your sensitivity analysis disclosures to provide estimates of reasonably possible changes in interest rates for you fixed maturity securities based on the classifications presented in the table on page F-29.

Response to Comment 2:

We will comply with your request by including additional disclosure in our future Form 10-K and 10-Q filings where appropriate, beginning with our June 30, 2009 Form 10-Q filed on July 31, 2009.  Our June 30, 2009 Form 10-Q disclosure has been included as Appendix A to this letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6. Investment Securities, page F-27

3.                                      Please revise your tabular disclosure of the changes in your Level 3 assets on page F-32 and in the MD&A on page 85 to present the transfers in and out on a gross basis.  For transfers in, discuss the specific inputs that became unobservable and whether a change in the methodology resulted in the transfer.  In addition, please tell us why including your derivative instruments in the fair value hierarchy table was not required.

2

Response to Comment 3:

We will comply with your requests by including additional disclosure in our future Form 10-K and 10-Q filings where appropriate, beginning with our June 30, 2009 Form 10-Q filed on July 31, 2009.  Our June 30, 2009 Form 10-Q disclosure which has been edited from the disclosure contained on page F-32 and page 85 of our December 31, 2008 Form 10-K, has been included as Appendix A to this letter.

Schedule 14A

Compensation Discussion and Analysis, page 11

4.                                      Following the discussion of Mr. Miller’s performance factor of 125% for the payments under the 2008 Management Incentive Plan, you state that each of the other NEOs received a bonus based on their business unit results and individual performance.  Please provide proposed disclosure for inclusion in your 2009 proxy statement which includes a discussion of the payments to the other NEOs pursuant to the Management Incentive Plan.  The discussion should identify the individual and business unit goals, the extent to which these goals were achieved and how the achievement was used to determine the individual bonuses.  If predetermined goals were not identified, please discuss the criteria the committee considered when determining these bonuses.

Response to Comment 4:

We propose to include in our 2009 proxy statement, to be filed in April 2010, expanded disclosure with respect to the payments to the other NEOs under the 2009 Management Incentive Plan (“MIP”).  For purposes of illustration, we have presented in Appendix B to this letter disclosure responsive to the staff’s comment utilizing the 2008 MIP and 2008 compensation information.

We draw the staff’s attention to the disclosure on page 13 under “Annual Incentives (Management Incentive Plan)” in which we disclose that the Committee has determined that it is appropriate to be able to exercise discretion with respect to its determination of the overall Company performance factor as well as individual awards for the NEOs and other executive officers under the Management Incentive Plan.  We further disclose that the Committee has made this determination based upon its belief that discretion best enables appropriate compensation based upon unforeseen opportunities and circumstances that may occur during the plan year.  With the exception of the combined ratio goal, the Committee did not deem any one factor to be material to its determination of individual NEO awards.  Similarly, the Committee in its discretion did not deem individual subjective performance to be material in its decision regarding the 2008 MIP award with respect to each NEO.  To the extent that, in the future, business unit and/or individual performance is deemed to be material to the Committee in its decision-making process with respect to MIP awards, we would disclose such information in the proxy statement with respect to that plan year.

3

Schedule 14A

Transactions with Related Persons, Promoters and Certain Control Persons, page 35

5.                                       Please file your agreements with Prospector Partners LLC and Small Army, Inc. as exhibits.

Response to Comment 5:

The Investment Management Agreement with Prospector Partners, LLC was filed as Exhibit 10.3.2 to the Company’s Registration Statement on Form S-1, filed with the Commission on August 4, 2006 and is currently listed as Exhibit 10.3.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Commission on February 27, 2009.  The Company does not deem the Agreement with Small Army, Inc. to be material, and accordingly the Agreement will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

Please do not hesitate to call me at (781) 332-7247 should you have any questions on our responses to comments 1 through 3.  Please contact Jane Freedman at (781) 332-7178 for questions on our responses to comments 4 and 5.

Sincerely,

/s/ Ann Marie Andrews
Chief Accounting Officer

cc:

Paul H. McDonough, Chief Financial Officer, OneBeacon Insurance Group, Ltd.

Jane E. Freedman, Secretary, OneBeacon Insurance Group, Ltd.

Ibolya Ignat, Staff Accountant, Securities and Exchange Commission

Mark Brunhofer, Senior Staff Accountant, Securities and Exchange Commission

Nandini Acharya, Staff Attorney, Securities and Exchange Commission

Suzanne Hayes, Legal Branch Chief, Securities and Exchange Commission

4

Appendix A

Comments #1 and 3

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates - Fair Value Considerations, page 83

Critical Accounting Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with GAAP. The consolidated financial statements presented herein include all adjustments considered necessary by management to fairly present our financial position, results of operations and cash flows. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the historical consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

In the current year presentation of financial information, certain amounts in the prior period historical consolidated financial statements have been reclassified to conform to the current presentation. We have completed numerous significant transactions during the periods presented that have affected the comparability of the historical consolidated financial statement information presented herein.

On an ongoing basis, management evaluates its estimates, including those related to loss and LAE reserves, reinsurance transactions and purchase accounting. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Management believes that its critical accounting policies affect its more significant estimates used in the preparation of its historical consolidated financial statements. The descriptions below are summarized and have been simplified for clarity.

1. Fair Value Considerations

On January 1, 2008, we adopted SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 provides a revised definition of fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value information. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an “exit price”). The Statement establishes a fair value hierarchy that distinguishes between inputs based on market data from independent sources (“observable inputs”) and a reporting entity’s internal assumptions based upon the best information available when external market data is limited or unavailable (“unobservable inputs”). The fair value hierarchy in SFAS 157 prioritizes fair value measurements into three levels based on the nature of the inputs. Quoted prices in active markets for identical assets or liabilities have the highest priority (“Level 1”), followed by observable inputs other than quoted prices, including prices for similar but not identical assets or liabilities (“Level 2”) and unobservable inputs, including the reporting entity’s estimates of the assumptions that market participants would use, having the lowest priority (“Level 3”).

Effective January 1, 2008, we adopted SFAS 159 for our available-for-sale securities and our investments in hedge funds and private equity funds. Consistent with the guidance in SFAS 159, in conjunction with the adoption, these securities are now reported as trading securities. Upon adoption, we recorded an adjustment of $180.6 million to reclassify net unrealized gains, after tax, and net unrealized foreign currency translation gains, after tax, related to investments from accumulated other comprehensive income to opening retained earnings. Subsequent to adoption, we report changes in fair value in revenues before the effect of tax.

We use brokers and outside pricing services to assist in determining fair values. For investments in active markets, we use the quoted market prices provided by the outside pricing services to determine fair value. The outside pricing services we use have indicated that they will only provide prices where observable inputs are available. In circumstances where quoted market prices are unavailable, we utilize fair value estimates based upon other observable inputs including matrix pricing, benchmark interest rates, market comparables and other relevant inputs. In circumstances where observable inputs are adjusted to reflect management’s best estimate of fair value, such fair value measurements are considered a lower level measurement in the SFAS 157 fair value hierarchy.

Our process to validate the market prices obtained from the outside pricing sources includes, but is not limited to, periodic evaluation of model pricing methodologies and analytical reviews of certain prices. We also periodically perform back-testing of selected sales activity to determine whether there are any significant differences between the market price used to value the security prior to sale and the actual sale price.

Other investments, which are comprised of hedge funds and private equity funds, are carried at fair value based upon our proportionate interest in the underlying fund’s net asset value, which is deemed to approximate fair value. The fair value of our investments in hedge funds and private equity funds has been estimated using net asset value because it reflects the fair value of the funds’ underlying investments in accordance with SFAS 157. We employ a number of procedures to assess the reasonableness of the fair value measurements, including obtaining and reviewing each fund’s audited financial statements and discussing each fund’s pricing with the fund’s manager. However, since the fund managers do not provide sufficient information to independently evaluate the pricing inputs and methods for each underlying investment, the inputs are considered to be unobservable. Accordingly, the fair values of our investment in hedge funds and private equity funds have been classified as Level 3 under SFAS 157.

In circumstances where the underlying investments are publicly traded, such as the investments made by hedge funds, the fair value of the underlying investments is determined using current market prices. In circumstances where the underlying investments are not publicly traded, such as the investments made by private equity funds, the private equity fund managers have considered the need for a liquidity discount on each of the underlying investments when determining the fund’s net asset value in accordance with SFAS 157. In circumstances where our portion of a fund’s net asset value is deemed to differ from fair value due to illiquidity or other factors associated with our investment in the fund, including counterparty credit risk, the net asset value is adjusted accordingly. At June 30, 2009 and December 31, 2008, we did not record an adjustment to the net asset value related to our investments in hedge funds or private equity funds.

As of both June 30, 2009 and December 31, 2008, other investments represented approximately 5% of the investment portfolio recorded at fair value. Other investments accounted for at fair value as of June 30, 2009 and December 31, 2008 were comprised of $117.2 million and $117.3 million, respectively, in hedge funds, $58.1 million and $65.2 million, respectively, in private equity funds and $14.1 million for both periods of an investment in a community reinvestment vehicle. At June 30, 2009 and December 31, 2008, we held investments in 19 and 20 hedge funds, respectively, and 17 and 16 private equity funds, respectively. The largest investment in a single fund was $28.6 million and $26.1 million at June 30, 2009 and December 31, 2008, respectively.

As of both June 30, 2009 and December 31, 2008, approximately 92% of the investment portfolio recorded at fair value was priced based upon observable inputs.

The fair value measurements at June 30, 2009 and December 31, 2008 for assets for which we adopted SFAS 159 and any related Level 3 inputs are as follows:

	Fair value at June 30, 2009	Level 3 Inputs	Level 3 Percentage
	($ in millions)
Fixed maturity investments:
U.S. Government and agency obligations	$453.2	$—	—%
Debt securities issued by industrial corporations	1,330.1	0.7	0.1
Municipal obligations	5.2	—	—
Asset-backed securities	870.0	32.1	3.7
Foreign government obligations	20.5	—	—
Preferred stocks	66.2	65.3	98.6
Fixed maturity investments	2,745.2	98.1	3.6
Common equity securities	58.0	29.5	50.9
Convertible bonds	225.5	2.8	1.2
Short-term investments	553.0	—	—
Other investments	189.4	189.4	100.0
Total SFAS 159 assets	$3,771.1	$319.8	8.5%

	Fair value at December 31, 2008	Level 3 Inputs	Level 3 Percentage
	($ in millions)
Fixed maturity investments:
U.S. Government and agency obligations	$409.6	$—	—%
Debt securities issued by industrial corporations	870.2	—	—
Municipal obligations	5.0	—	—
Asset-backed securities	758.9	28.0	3.7
Foreign government obligations	38.6	—	—
Preferred stocks	52.5	51.3	97.7
Fixed maturity investments	2,134.8	79.3	3.7
Common equity securities	276.7	26.2	9.5
Convertible bonds	241.2	—	—
Short-term investments	962.2	—	—
Other investments	196.6	196.6	100.0
Total SFAS 159 assets	$3,811.5	$302.1	7.9%

At June 30, 2009 and December 31, 2008, we held one private preferred stock that represented approximately 98% and 97%, respectively, of our preferred stock portfolio. We used quoted market prices for similar securities that were adjusted to reflect management’s best estimate of fair value; this security is classified as a Level 3 measurement.

In addition to the investment portfolio described above, we had $21.9 million and $20.2 million, respectively, of liabilities recorded at fair value in accordance with SFAS 157 and included in other liabilities as of June 30, 2009 and December 31, 2008. These liabilities relate to securities that have been sold short by a limited partnership that we invest in and are required to consolidate in accordance with GAAP. All of the liabilities included in the $21.9 million and $20.2 million, respectively, have been deemed to have a Level 1 designation as of June 30, 2009 and December 31, 2008. As of December 31, 2008, other liabilities also included $10.4 million related to the fair value of the interest rate swap on the mortgage note. The interest rate swap was deemed to have a Level 2 designation at December 31, 2008. During the second quarter of 2009, we repaid the outstanding balance on the mortgage note and settled the interest rate swap.

The changes in Level 3 fair value measurements for the three and six months ended June 30, 2009 are as follows:

	Fixed maturity investments	Common equity securities	Convertible bonds	Other investments	Total
	($ in millions)
Balance at January 1, 2009	$79.3	$26.2	$—	$196.6	$302.1
Total net realized and unrealized gains (losses)	(1.0)	0.2	—	(4.6)	(5.4)
Purchases	12.0	—	0.5	3.5	16.0
Sales	(4.2)	—	—	(6.2)	(10.4)
Transfers in	11.2	—	—	—	11.2
Transfers out	(5.3)	—	—	—	(5.3)
Balance at March 31, 2009	$92.0	$26.4	$0.5	$189.3	$308.2
Total net realized and unrealized gains (losses)	15.9	3.1	0.1	7.9	27.0
Purchases	—	—	2.4	0.3	2.7
Sales	(8.5)	—	(0.2)	(8.1)	(16.8)
Transfers in	16.1	—	—	—	16.1
Transfers out	(17.4)	—	—	—	(17.4)
Balance at June 30, 2009	$98.1	$29.5	$2.8	$189.4	$319.8

Level 3 measurements for fixed maturities at March 31, 2009 and June 30, 2009 comprise securities for which the estimated fair value has not been determined based upon quoted market prices for identical or similar securities.

During the three months ended March 31, 2009 two securities for which the quoted market prices provided by a third party source were deemed to be unreliable based upon industry standard pricing models are reflected in “Transfers in” of $11.2 million.  The fair value of these securities were estimated using industry standard pricing models in which we selected inputs using our best judgment. Inputs included matrix pricing, benchmark interest rates, market comparables and other relevant inputs. The industry standard pricing models we use apply the same valuation methodology for all Level 3 measurements for fixed maturities. Because these measurements are not directly observable, they are considered to be Level 3. The fair value for these securities determined using industry standard pricing models was $0.8 million less than the estimated fair value based upon the third party source. Observable inputs in the form of quoted market prices for these securities had been used at December 31, 2008 to estimate fair value and these securities had been categorized as Level 2 measurements. In addition, during the first quarter one security which had been classified as a Level 3 measurement at December 31, 2008 was recategorized as a Level 2 measurement when quoted market prices became available and were deemed to be reliable at March 31, 2009. This measurement comprises “Transfers out” of $5.3 million for the three months ended March 31, 2009.

During the second quarter, we identified three securities for which the quoted market prices provided by a third party source were deemed to be unreliable based upon industry standard pricing models described above and are reflected in “Transfers in” of $16.1 million. Because these measurements are not directly observable, they are considered to be Level 3.  The fair value for these securities determined using industry standard pricing models was $1.5 million less than the estimated fair value based upon the third party source. Observable inputs in the form of quoted market prices for these securities had been used at March 31, 2009 to estimate fair value and these securities had been categorized as Level 2 measurements.  In addition, during the second quarter, three securities which had been classified as Level 3 measurements at March 31, 2009 were recategorized as Level 2 measurements when quoted market prices became available and were deemed to be reliable at June 30, 2009. These measurements comprise “Transfers out” of $13.0 million for the three months ended June 30, 2009.

In addition, during the three months ended March 31, 2009, we took control of certain securities that were previously included in securities lending collateral and under the control of the lending agent. Because the pricing methodology and inputs used by the lending agent to estimate fair value for a number of these securities did not provide sufficient transparency to permit validation of the measurements, these measurements were categorized as Level 3 and are included in “Purchases” for the first quarter.  During the second quarter, we were able to obtain quoted market prices for similar or identical securities.  The fair value measurements for these securities were estimated using those observable price inputs and the measurements were reclassified to Level 2 measurements and are included in “Transfers out” of $4.4 million.

Comments #1 and 2

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 106

Sensitivity analysis of spread risk

Our overall fixed maturity investment strategy is to purchase securities that are attractively priced in relation to spread risks, including credit spreads. Widening and tightening of spreads generally translate into decreases and increases in fair values of fixed maturity investments. The table below summarizes the estimated effects of hypothetical widening and tightening of spreads for different classes of our fixed maturity and convertible bond portfolios. In estimating the impact of hypothetical tightening of spreads, for fixed maturity investments yielding more than the 5 year Constant Maturity Treasury Index (CMT Index) as of June 30, 2009, to the extent their yields would have decreased to levels lower than the 5 year CMT Index as of June 30, 2009, we limited their price appreciation to a level equal to the yield of the 5 year CMT Index.  For fixed maturity investments yielding less than the 5 year CMT Index as of June 30, 2009, we assumed no price appreciation.

	June 30, 2009 Fair Value	Tighten 50	Tighten 25	Widen 25	Widen 50
	($ in millions)
U.S Government and agency obligations	$453.2	$—	$—	$—	$—
Foreign government obligations	20.5	—	—	—	—

		Tighten 100	Tighten 50	Widen 50	Widen 100
Agency mortgage-backed securities	$656.1	$12.7	$6.9	$(7.6)	$(15.0)
Other asset-backed securities	30.5	—	—	(0.1)	(0.2)

		Tighten 200	Tighten 100	Widen 100	Widen 200
Debt securities issued by industrial corporations	$1,330.1	$100.6	$52.6	$(51.3)	$(99.1)
Municipal obligations	5.2	—	—	(0.4)	(0.7)
Convertible bonds	225.5	8.1	4.0	(5.0)	(9.9)

		Tighten 400	Tighten 200	Widen 200	Widen 400
Non-agency commercial mortgage-backed securities	$141.1	$9.7	$5.8	$(5.5)	$(10.7)

		Tighten 600	Tighten 300	Widen 300	Widen 600
Preferred stocks	$66.2	$14.4	$11.6	$(14.6)	$(23.9)
Non-agency residential mortgage-backed securities	42.3	5.4	2.7	(2.5)	(4.7)

Sensitivity analysis of likely changes in fair values of hedge fund and private equity fund investments

Our investment portfolio includes investments in hedge funds and private equity funds. The underlying investments of the hedge funds and private equity funds are typically publicly traded and private common equity investments, and, as such, are subject to market risks that are similar to those in our common equity portfolio.

The following illustrates the estimated effect on June 30, 2009 fair values resulting from hypothetical changes in market value:

	Change in fair value
	10% decline	10% increase	30% decline	30% increase
	($ in millions)
Hedge funds	$(11.7)	$11.7	$(35.2)	$35.2
Private equity funds	$(5.8)	$5.8	$(17.4)	$17.4

Hedge funds and private equity funds returns are commonly measured against the benchmark returns of hedge fund indices and/or the Standard & Poor’s 500 Index (S&P 500 Index). The Hedge Fund Research, Inc. (HFRX) Equal Weighted Strategies Index is representative of the overall composition of the hedge fund market and is comprised of typical hedge fund strategies, including convertible arbitrage, distressed securities, equity hedge, equity market neutral, event driven, macro, merger arbitrage and relative value arbitrage. The HFRX Equal Weighted Strategies Index applies an equal weight to all constituent strategy indices. The historical returns for each index in the past 5 full years are listed below:

	Year ended December 31,
	2008	2007	2006	2005	2004
HFRX Equal Weighted Strategies Index	-21.9%	4.0%	8.8%	1.3%	2.7%
S&P 500 Index	-37.0%	5.5%	15.8%	4.9%	10.9%

Comment #3

Consolidated Financial Statements - Notes to Consolidated Financial Statements - Note 6. Investment Securities, page F-27

In addition to the investment portfolio described above, OneBeacon had $21.9 million and $20.2 million, respectively, of liabilities recorded at fair value in accordance with SFAS 157 and included in other liabilities as of June 30, 2009 and December 31, 2008. These liabilities relate to securities that have been sold short by a limited partnership that OneBeacon invests in and is required to consolidate under GAAP. All of the liabilities included in the $21.9 million and $20.2 million, respectively, have been deemed to have a Level 1 designation as of June 30, 2009 and December 31, 2008. As of December 31, 2008, other liabilities also included $10.4 million related to the fair value of the interest rate swap on the mortgage note. The interest rate swap was deemed to have a Level 2 designation at December 31, 2008. During the second quarter of 2009, OneBeacon repaid the outstanding balance on the mortgage note and settled the interest rate swap.

The changes in Level 3 fair value measurements for the three and six months ended June 30, 2009 are as follows:

	Fixed maturity investments	Common equity securities	Convertible bonds	Other investments	Total
	($ in millions)
Balance at January 1, 2009	$79.3	$26.2	$—	$196.6	$302.1
Total net realized and unrealized gains (losses)	(1.0)	0.2	—	(4.6)	(5.4)
Purchases	12.0	—	0.5	3.5	16.0
Sales	(4.2)	—	—	(6.2)	(10.4)
Transfers in	11.2	—	—	—	11.2
Transfers out	(5.3)	—	—	—	(5.3)
Balance at March 31, 2009	$92.0	$26.4	$0.5	$189.3	$308.2
Total net realized and unrealized gains (losses)	15.9	3.1	0.1	7.9	27.0
Purchases	—	—	2.4	0.3	2.7
Sales	(8.5)	—	(0.2)	(8.1)	(16.8)
Transfers in	16.1	—	—	—	16.1
Transfers out	(17.4)	—	—	—	(17.4)
Balance at June 30, 2009	$98.1	$29.5	$2.8	$189.4	$319.8

Level 3 measurements for fixed maturities at March 31, 2009 and June 30, 2009 comprise securities for which the estimated fair value has not been determined based upon quoted market prices for identical or similar securities.

During the three months ended March 31, 2009 two securities for which the quoted market prices provided by a third party source were deemed to be unreliable based upon industry standard pricing models are reflected in “Transfers in” of $11.2 million.  The fair value of these securities were estimated using industry standard pricing models in which management selected inputs using its best judgment. Inputs included matrix pricing, benchmark interest rates, market comparables and other relevant inputs. The industry standard pricing models used by OneBeacon apply the same valuation methodology for all Level 3 measurements for fixed maturities. Because these measurements are not directly observable, they are considered to be Level 3. The fair value for these securities determined using industry standard pricing models was $0.8 million less than the estimated fair value based upon the third party source. Observable inputs in the form of quoted market prices for these securities had been used at December 31, 2008 to estimate fair value and these securities had been categorized as Level 2 measurements. In addition, during the first quarter one security which had been classified as a Level 3 measurement at December 31, 2008 was recategorized as a Level 2 measurement when quoted market prices became available and were deemed to be reliable at March 31, 2009. This measurement comprises “Transfers out” of $5.3 million for the three months ended March 31, 2009.

During the second quarter, OneBeacon identified three securities for which the quoted market prices provided by a third party source were deemed to be unreliable based upon industry standard pricing models described above and are reflected in “Transfers in” of $16.1 million. Because these measurements are not directly observable, they are considered to be Level 3. The fair value for these securities determined using industry standard pricing models was $1.5 million less than the estimated fair value based upon the third party source. Observable inputs in the form of quoted market prices for these securities had been used at March 31, 2009 to estimate fair value and these securities had been categorized as Level 2 measurements.  In addition, during the second quarter, three securities which had been classified as Level 3 measurements at March 31, 2009 were recategorized as Level 2 measurements when quoted market prices became available and were deemed to be reliable at June 30, 2009. These measurements comprise “Transfers out” of $13.0 million for the three months ended June 30, 2009.

In addition, during the three months ended March 31, 2009, OneBeacon took control of certain securities that were previously included in securities lending collateral and under the control of the lending agent. Because the pricing methodology and inputs used by the lending agent to estimate fair value for a number of these securities did not provide sufficient transparency to permit validation of the measurements, these measurements were categorized as Level 3 and are included in “Purchases” for the first quarter.  During the second quarter, OneBeacon was able to obtain quoted market prices for similar or identical securities.  The fair value measurements for these securities were estimated using those observable price inputs and the measurements were reclassified to Level 2 measurements and are included in “Transfers out” of $4.4 million.

The following table summarizes the change in net unrealized gains or losses for assets designated as Level 3 at June 30, 2009 and 2008:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	($ in millions)
Fixed maturity investments	$14.3	$(18.2)	$13.9	$(23.9)
Common equity securities	3.1	1.5	3.4	2.2
Convertible bonds	0.1	—	0.1	—
Short-term investments	—	—	—	—
Other investments	17.7	17.3	20.4	4.7
Total	$35.2	$0.6	$37.8	$(17.0)

Appendix B

The Committee discussed and approved management’s recommendation of a 125% performance factor under its 2008 Management Incentive Plan.  The Management Incentive Plan’s primary performance goal was a 96% combined ratio; the Company reported an actual result of 95% with favorable reserve development for the second year in a row.  Other factors influenced the Committee’s decision to approve a 125% performance factor, including growth of 5.3% in net written premiums largely as a result of continued progress in growing our highly profitable Specialty Lines business.  Specialty Lines net written premiums grew 41.2% with an 87.5% combined ratio, driven by organic growth and the addition of new teams and businesses.

Mr. Miller was awarded the Company’s performance factor of 125% in keeping with the Committee’s belief that his individual bonus be in line with the Company’s overall performance.  Messrs. McDonough, Carnase, Rehnberg and Archimedes received MIP awards of $234,400, $261,400, 268,486 and $201,100, respectively, based on their business unit or functional area results and individual performance.  In determining the MIP award for each NEO except for Mr. Miller, the Committee primarily focused on the Company’s combined ratio as set forth above.  The Committee made slight adjustments to the NEOs’ awards based on other top level Company financial metrics as well as other factors including net written premium growth, capital structure, transactions and catastrophe exposure/management.   The Committee also considered the relative performance of each business unit, including combined ratio, net written premiums, reserve development and catastrophe management.  Mr. Miller also provided the Committee with a summary of his assessment of the individual performance of each NEO.  Based upon overall Company, business unit and individual performance, Mr. Miller made a recommendation to the Committee with respect to the MIP award of each NEO.  The Committee considered each of these factors in its determination of the appropriate MIP award for each NEO.  For a more detailed discussion of the operation of the MIP generally, see “Annual Incentives (Management Incentive Plan”) on page 13 and “Management Incentive Plan” on page 24.

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